BIONANO GENOMICS, INC.
9540 Towne Centre Drive, Suite 100
San Diego, CA 92121

VIA EDGAR

January 8, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Abby Adams

Re:	Bionano Genomics, Inc.
Registration Statement on Form S-3
File No. 333-284124

Acceleration Request
Requested Date:	January 10, 2025
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bionano Genomics, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-284124) (the “Registration Statement”) to become effective on January 10, 2025, at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Thomas Coll or Alexander Gefter of Cooley LLP, our outside counsel, at (858) 550-6013 or (310) 883-6438. Thank you for your assistance with this matter.

Sincerely,

BIONANO GENOMICS, INC.

By:	/s/ Jonathan Dixon
Jonathan Dixon
General Counsel and Secretary